=========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                    ------------------------------------



                               SCHEDULE 14D-9
                             (Amendment No. 11)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
                    ------------------------------------


                              ITT CORPORATION

                         (Name of Subject Company)
                    ------------------------------------


                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)
                    ------------------------------------


                         Common Stock, no par value
        (including the associated Series A Participating Cumulative
                      Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)
                    ------------------------------------



                    ------------------------------------


                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000

=========================================================================

                           INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following:

          On May 19, 1997, the Company and FelCor Suites Hotels, Inc. ("FelCor") announced the creation of a long-term strategic alliance beginning with an agreement in principle for FelCor to purchase five ITT Sheraton-owned hotels for $200 million in cash, which is expected to be raised through a future offering of securities by FelCor. Sheraton will retain management of each of the hotels for a 20-year period. The transaction, which is subject to the negotiation and execution of definitive documentation as well as certain other conditions, is expected to close by the end of June 1997. A copy of the press release announcing the agreement in principle is filed as Exhibit 55 hereto and is incorporated herein by reference.

Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:


55.        Press Release dated May 19, 1997

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    ITT CORPORATION



                                    By  /s/ RICHARD S. WARD
                                        -------------------------------------
                                       Name: Richard S. Ward
                                       Title: Executive Vice President,
                                              General Counsel and
                                              Corporate Secretary


Dated as of May 19, 1997

                          EXHIBIT INDEX


Exhibit                 Description                          Page No.

(55)      Press Release dated May 19, 1997.................